UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)


                                 Surmodics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   867773 10 0
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                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |_|   Rule 13d-1(b)
    |_|   Rule 13d-1(c)
    |X|   Rule 13d-1(d)


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                                                                     Page 2 of 4

CUSIP NO. 868873 10 0
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David A. Koch
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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               5    SOLE VOTING POWER

                    839,583 (includes 24,000 shares which may be purchased upon the exercise of options)
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        125,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           839,583 (includes 24,000 shares which may be purchased upon the exercise of options)
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    125,000
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     964,583 (includes 24,000 shares which may be purchased upon the exercise of options)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.28%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


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                                                                     Page 3 of 4

Item 1(a). Name of issuer: Surmodics, Inc.

Item 1(b). Address of issuer's principal executive offices:

           9924 West 74th Street
           Eden Prairie, MN 55344-3523

Item 2(a). Names of person filing: David A. Koch

Item 2(b). Address of principal business office:        505 N Highway 169
                                                        Suite 595
                                                        Plymouth, MN 55441

Item 2(c). Citizenship: USA

Item 2(d). Title of class of securities: Common Stock, $.05 par value

Item 2(e). CUSIP No.:   868873 10 0

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable

Item 4.    Ownership

           (a) Amount beneficially owned: 964,583 (includes 24,000 shares which may be purchased upon the exercise of options)

           (b)   Percent of class: 5.28%

           (c)   Number of shares as to which the person has:

                 (i) Sole power to vote or to direct the vote: 839,583 (incudes 24,000 shares which may be purchased upon exercise of options)

                 (ii)  Shared power to vote or to direct the vote: 125,000

                 (iii) Sole power to dispose or to direct the disposition of:
                       839,583 (incudes 24,000 shares which may be purchased upon exercise of options)

                 (iv)  Shared power to dispose or to direct the disposition of:
                       125,000

Item 5.    Ownership of 5 percent or Less of a Class: Not applicable.

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person:

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.    Identification and Classification of Members of the Group:

           Not applicable.

Item 9.    Notice of Dissolution of Group: Not applicable.

Item 10.   Certifications Not applicable.


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                                                                     Page 4 of 4

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2008

                                           /s/ David A. Koch
                                           -------------------------------------
                                           Signature

                                           David A. Koch
                                           -------------------------------------
                                           Name/Title